Direct Phone
(503) 221- 2207

Direct Facsimile
November 5, 2010	(800) 601- 9239

E-Mail
aognall@robertskaplan.com
VIA EDGAR CORRESPONDENCE AND
E-MAIL ( mccordl@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Attention: Lindsay B. McCord
Washington, D.C. 20549-5546

Re:	Washington Banking Company CIK#: 0001058690 Assistant Director Office: Financial Services File #: 000-24503

Dear Ms. McCord:

We represent Washington Banking Company and on behalf of our client we respectfully request an extension to the time period to respond to the SEC Comment Letter dated October 22, 2010.

As we discussed on the phone and via e-mail, we respectfully request an extension to November 19, 2010.

If you have any questions or need further information, please do not hesitate to contact me at 503-221-2207 or the Registrant’s Chief Financial Officer, Rick Shields at 360-240-5160. We greatly appreciate your attention to this matter.

Sincerely,

Andrew H. Ognall

cc: Rick Shields, Washington Banking Company
          Executive Vice President and Chief Financial Officer

601 SW Second Avenue, Suite 1800, Portland, OR 97204 | PHONE 503.221.0607 | FAX 503.221.1510 | WEB: robertskaplan.com